UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

GreenLight Biosciences Holdings, PBC

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536G105

(CUSIP Number)

02/02/2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39536G105

1	NAMES OF REPORTING PERSONS: Builders Vision, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,843,021(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,843,021(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,843,021(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)

The shares are held of record by S2G Ventures Fund I, L.P. (“Fund I”), S2G Ventures Fund II, L.P. (“Fund II”) and S2G Builders Food & Agriculture Fund III, L.P. (“Fund III”). Builders Vision, LLC is Manager of Funds I and II, and General Partner of Fund III, and has power to vote or direct the voting of shares held by the funds.

(2)

The calculation of beneficial ownership percentage is based on 122,822,082 shares of Common Stock outstanding as of February 2, 2022, as reported by the issuer in its Report on Form 8-K, filed with the Securities and Exchange Commission on February 2, 2022.

Item 1(a).	Name of Issuer:

GreenLight Biosciences Holdings, PBC

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Boston Avenue

Medford, Massachusetts 02155

Item 2(a).	Name of Person Filing:

This statement is being filed by Builders Vision, LLC (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

110 N.W. 2nd Street, Suite 300

Bentonville, AR 72172

Item 2(c).	Citizenship:

Builders Vision, LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP No:

39536G105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

[Not applicable.]

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) Amount beneficially owned:

The shares of common stock beneficially owned by the Reporting Person are held of record as follows:

S2G Ventures Fund I, L.P. (“Fund I”)	2,087,043 shares
S2G Ventures Fund II, L.P. (“Fund II”)	8,582,284 shares
S2G Builders Food & Agriculture Fund III, L.P. (“Fund III”)	5,173,694 shares

Builders Vision, LLC is Manager of Funds I and II, and General Partner of Fund III, and has power to vote or direct the voting of shares held by the Funds I, II and III (the “S2G Funds”). The General Partners of Fund I and Fund II are S2G Ventures, LLC and S2G Ventures II, LLC, respectively.

Matthew Allen Walker is a Managing Director of Builders Vision, LLC, the impact platform founded by Lukas T. Walton, which includes S2G Ventures, and a director of the Issuer.

By virtue of the foregoing, S2G Ventures, LLC, S2G Ventures II, LLC, Mr. Walker and Mr. Walton may be deemed to indirectly beneficially own the shares held by the S2G Funds. Mr. Walker and Mr. Walton each disclaims beneficial ownership of these shares of common stock except to the extent of any pecuniary interest therein.

(b) Percent of class: 12.9%

The calculation of beneficial ownership percentage is based on 122,822,082 shares of Common Stock outstanding as of February 2, 2022, as reported by the Issuer in its Report on Form 8-K, filed with the Securities and Exchange Commission on February 2, 2022.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 15,843,021

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 15,843,021

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item	6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

BUILDERS VISION, LLC

By:	/s/ Lisa J. Forbes
Lisa J. Forbes, General Counsel